Filed by Cyberonics, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Companies: Cyberonics, Inc. and Sorin S.p.A.

(Subject Company Commission File No.: 000-19806;
Commission File No. for Registration Statement on Form S-4: 333-203510)

The following presentation was made at the Cyberonics International Sales Meeting in Kitzbühel, Austria, on May 19, 2015:

Cyberonics International Sales Meeting Greg Browne & André-Michel Ballester Austria, Kitzbühel – 19 May 2015

Compelling Strategic Rationale Creates Global Leader in the large and growing markets for Cardiac Surgery and Neuromodulation and a leading innovator in Cardiac Rhythm Management 1 Generates opportunities in three multi-billion dollar product categories: heart failure, sleep apnea and percutaneous mitral valve 2 Accelerates time to market through combination of product development and clinical & regulatory expertise 3 Provides global scale and geographic diversification through the combined group's extensive relationships with healthcare professionals, as well as education and awareness initiatives 4

Highly complementary businesses... Business Unit Geography Revenue: Neuromodulation 100% International 20% US 80% CRM 33% US 23% Revenue: $292M Revenue: $998M CRM 33% US 23% Cardiac Surgery 67% International 77% 1) LTM figures as of January 23rd 2015 for Cyberonics. LTM figures as of December 31st 2014 for Sorin translated at an average exchange rate of $1.33/€1 7

...leading to diversifies product portfolio and broader geographical reach pro forma 2014 revenues by geography1 pro forma 2014 revenues by business1 Rest World 21% Neuromodulation 23% Europe 43% Cardiac Surgery 52% US 36% CRM 25% 1) LTM figures as of January 23rd 2015 for Cyberonics. LTM figures as of December 31st 2014 for Sorin translated at an average exchange rate of $1.33/€1 8

CARDIAC SURGERY NEUROMODULATION CRM Market Position Cardiopulmonary global leader #1 in Heart-lung machines #1 in Oxygenators Leading player in mechanical and tissue valves On-going roll out of new products Long-standing leader in Neuromodulation #1 position in devices for epilepsy Pioneer in VNS treatment for heart failure CE Mark for VITARIATM Leading innovator in CRM Strong position in Europe and Japan Innovative products focused on outcomes Robust pipeline Leadership in Large and Growing Markets The integration brings together global leaders in Cardiac Surgery & Neuromodulation and leverages an innovative Cardiac Rhythm Management platform Cyberonics and Sorin Capabilities

Winning Together in New Markets

Opportunity to lead in three emerging multi-billion dollar market opportunities

	Heart Failure	Sleep Apnea	MIS Mitral
Market Opportunity	> $1 billion	> $1 billion	> $1 billion
Cyberonics Programs	VITARIA™	Investment in ImThera Ownership of Apnex assets and IP (OSA)	N/A
Sorin Programs	Equilia™ INTENSE Ultima	Investment in Respicardia (CSA)	Investments in: Caisson, High Life Cardiosolutions
Competitive Landscape	High	Medium	Medium / High
Timing of Earliest Market Entry	2015	2015	2017
Commentary	Creates unmatched portfolio depth, technological expertise and market development potential	Dual path approach with opportunities in under addressed Central and Obstructive Sleep Apnea markets	Programs in both MIS mitral repair and replacement

Cyberonics® SORIN GROUP AT THE HEART OF MEDICAL TECHNOLOGY

6

Heart Failure Neuromodulation Revenue Manufacturing R&D Optimization Corporate Overhead Capitalizing on market relationships and technology capabilities with wider product range Cyberonics’ leverage of Sorin’s global commercialization network Increased purchasing power and improved manufacturing utilization Optimizing clinical trials for Heart Failure; building on technology assets, in particular micro-electronic design, wireless technology and MRI-compatibility Building an efficient corporate structure ~$80 million of annual pre-tax operating synergies to be achieved or exceeded by end of 2018 Operational Synergies Driving Significant Incremental Value

Our New Company: Who We Are Together . Bringing together shared core values Focus on customers People we serve Physicians Payers – hospitals and healthcare systems Focus on employees, quality, and goal achievement Focus on meaningful innovation and technology Resulting shareholder value Establishing a Global leader in chosen markets Poised for growth in new markets Two markets identified independently Acceleration, scale, and geographic diversification +

Sorin and Cyberonics The combined NewCo will be among the largest med-tech companies globally Combined NewCo will be amongst the top 25 valued med-tech companies globally Our combined annual revenues will be more than $1.3B NewCo will be a global company with a global footprint; with operations in multiple locations in Europe, North America, Latin America, and Asia Clear Market Leader in medical devices for Cardiac Surgery and Epilepsy Strong Technical Capability and proven innovations in Cardiac Rhythm Management Immense opportunities and potential ahead in our New Ventures and Emerging Therapies areas

Important Information for Investors and Shareholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended (the “Securities Act”), and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This communication does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended.

Sand Holdco PLC (“HoldCo”) has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of Cyberonics, Inc. (“Cyberonics”) that also constitutes a preliminary prospectus of HoldCo (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN S.P.A. (“Sorin”), CYBERONICS, HOLDCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and shareholders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC (1) on Cyberonics’ website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’ Investor Relations through its website at www.cyberonics.com (for documents to be made available to Cyberonics shareholders) or (2) on Sorin’s website at www.sorin.com (for documents to be made available to Sorin shareholders).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Italian CONSOB Regulation No. 11971 of May 14, 1999

Prior to the meeting of Sorin shareholders, Sorin will voluntarily make available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms.

Italian CONSOB Regulation No. 17221 of March 10, 2010

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), HoldCo is a related party of Sorin, being a wholly owned subsidiary of Sorin. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin. The merger agreement and the merger of Sorin into HoldCo are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 13.1.(v) of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation.

Participants in the Distribution

Sorin, Cyberonics and HoldCo, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the preliminary proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25,2014  and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act) concerning Cyberonics, Sorin, HoldCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics, Sorin and HoldCo as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin or HoldCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the applicable safe harbor provisions of the Exchange Act and the Securities Act described above. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics, Sorin and HoldCo to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and HoldCo and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB) by Sorin; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC by Cyberonics and HoldCo and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB by Sorin. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or

Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. None of Cyberonics, Sorin and HoldCo gives any assurance (1) that any of Cyberonics, Sorin or HoldCo will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.